Filed pursuant to Rule 433

Registration Statement No. 333-179798

January 28, 2013

Pricing Term Sheet

Mohawk Industries, Inc.

$600,000,000 3.850% Senior Notes due 2023

Issuer	Mohawk Industries, Inc.

Issue of Notes	3.850% Senior Notes due 2023

Expected Ratings*	Ba1/BBB-/BBB- (Moody’s/S&P/Fitch)

Principal Amount	$600,000,000

Trade Date	January 28, 2013

Settlement Date	January 31, 2013

Maturity	February 1, 2023

Interest Payment Dates	February 1 and August 1, commencing August 1, 2013

Interest Rate	3.850% per annum

Public Offering Price	99.967%

Yield to Maturity	3.854%

Benchmark Treasury	1.625% due November 15, 2022

Spread to Benchmark Treasury	T + 187.5 bps

Benchmark Treasury Price and Yield	96-27+ and 1.979%

Use of Proceeds	We intend to use the net proceeds of this offering, along with cash on hand and $301.5 million of borrowings under the revolving portion of our senior credit facility, to retire substantially all of Fintiles S.p.A. and its subsidiaries’ (the “Marazzi Group”) outstanding debt and to pay the cash portion of the purchase price and transaction expenses incurred in connection with our acquisition of the Marazzi Group.

Make-whole Call	T + 30 bps (at any time prior to November 1, 2022)

Par Call	At any time on or after November 1, 2022

Special Mandatory Redemption	In the event that we do not complete our acquisition of the Marazzi Group on or prior to January 25, 2014 or if, prior to that date, the share purchase agreement with respect to the acquisition is terminated, we will be required to redeem all of the notes on the special mandatory redemption date (as defined below) at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest thereon to, but not including, the special mandatory redemption date. The “special mandatory redemption date” means the 30th day (or if such day is not a business day, the first business day thereafter) following the transmission of a notice of special mandatory redemption.

CUSIP/ ISIN	608190 AJ3/US608190AJ33

Joint Book-Running Managers	Barclays Capital Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC

Co-Managers	ING Financial Markets LLC Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. Regions Securities LLC U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Barclays Capital Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated can arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

This pricing term sheet supplements the preliminary prospectus supplement issued by Mohawk Industries, Inc. dated January 28, 2013.

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